Exhibit 99.1

STOCK EXCHANGE NOTIFICATION February 16, 2012 Extended exemption from regulations on large exposures The Financial Supervisory Authority of Norway (FSA) has in a letter dated February 13, 2012, granted extended time limits as to when Eksportfinans’ loan exposures shall be in compliance with the statutory maximum limits for large exposures. Eksportfinans has previously been granted a temporary exemption from the regulations on large exposure to single clients until December 31, 2012. At the end of 2012, it is currently expected that five of Eksportfinans’ loan exposures will be in breach of the prevailing regulations. The FSA has received information from Eksportfinans regarding when the outstanding loan balance of each of the five loans will be reduced as a result of scheduled repayments of principal on those loans such that Eksportfinans’ exposure would be in compliance with the statutory limits. On the basis of this information the FSA has granted Eksportfinans a new time limit in accordance with this schedule for each loan by which it should be in compliance with the prevailing regulations. The new time limits are specific to each loan and fall within the period of December 31, 2014 – December 31, 2016. The exemption is conditioned on Eksportfinans not increasing its exposures under these loans beyond the level of exposures that are currently contemplated by such loans. The FSA has also requested Eksportfinans to adapt to, to the extent possible, the statutory requirement as soon as possible. Contact information: Chairman of the Board, Geir Bergvoll, phone: +47 91 31 54 85, e-mail: geir.bergvoll@dnb.no President and CEO, Gisele Marchand, phone: +47 22 01 23 70, e-mail: gma@eksportfinans.no EVP Director of Communications, Elise Lindbæk, phone: +47 90 51 82 50, e-mail: el@eksportfinans.no For more information about Eksportfinans, see www.eksportfinans.no